UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Education Management Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

28140M103

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)
_________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28140M103	Page 2 of 11 Pages

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Pension Trust I.R.S. # 14-6015763
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 1,789,480
7. SOLE DISPOSITIVE POWER. 0
8. SHARED DISPOSITIVE POWER. 1,789,480
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789,480
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.25%
12. TYPE OF REPORTING PERSON* EP

Page 2 of 11 pages

CUSIP No. 28140M103	Page 3 of 11 Pages

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GE Asset Management Incorporated I.R.S. #06-1238874
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 1,789,480
7. SOLE DISPOSITIVE POWER. 0
8. SHARED DISPOSITIVE POWER. 1,789,480
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789,480
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.25%
12. TYPE OF REPORTING PERSON* IA, CO

Page 3 of 11 pages

CUSIP No. 28140M103	Page 4 of 11 Pages

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. #14-0689340
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER Disclaimed
7. SOLE DISPOSITIVE POWER. 0
8. SHARED DISPOSITIVE POWER. Disclaimed
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable (see 9 above)
12. TYPE OF REPORTING PERSON* CO

Page 4 of 11 pages

Item 1(a).               Name of Issuer:

EDUCATION MANAGEMENT CORPORATION

Item 1(b).               Address of Issuer's Principal Executive Offices:

210 Sixth Avenue, 33rd Floor
Pittsburgh, PA  77056

Item 2(a)                 Name of Persons Filing:

General Electric Pension Trust
GE Asset Management Incorporated
General Electric Company

The above-listed persons are referred to herein collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal offices of General Electric Pension Trust and GE Asset Management Incorporated is 3001 Summer Street, Stamford, Connecticut 06905.  The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001.

Item 2(c)                 Citizenship:

General Electric Pension Trust – New York common law trust

GE Asset Management Incorporated - Delaware corporation

General Electric Company - New York corporation

Item 2(d)                 Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e)                  CUSIP Number:

28140M103

Page 5 of 11 pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	 Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	 An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	 An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	 A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	 A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	 A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	 Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4.                    Ownership

(a)           Amount beneficially owned:

Based on the relationships between the Reporting Persons, as described below, the Reporting Persons may be deemed to be collectively the beneficial owners of 1,789,480 shares of Common Stock, which constitute 1.25% of the class of total issued shares based on 142,826,146 shares of Common Stock outstanding as of February 12, 2010, as set forth in the Issuer's Form 10-Q for the quarterly period ended December 31, 2009.

General Electric Pension Trust (“GEPT”) is the record holder of all of the 1,789,480 shares of Common Stock reported hereunder.  GE Asset Management Incorporated (“GEAM”) is a registered investment adviser and acts as investment manager for GEPT.  GEAM is a wholly-owned subsidiary of General Electric Company (“GE”).  GEPT, GEAM and GE disclaim that they are members of a group. GE disclaims beneficial ownership of all shares.

(b)           Percent of class
See the responses to Item 11 on the attached cover pages.
(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:
See the responses to Item 5 on the attached cover pages.

(ii)           Shared power to vote or to direct the vote:
See the responses to Item 6 on the attached cover pages.

Page 6 of 11 pages

(iii)          Sole power to dispose or to direct the disposition of:
See the responses to Item 7 on the attached cover pages.

(iv)          Shared power to dispose or to direct the disposition of:
See the responses to Item 8 on the attached cover pages.

Item 5.                    Ownership of Five Percent or Less of a Class

Not applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.                    Identification and Classification of Members of the Group

See Exhibit 99.2

Item 9.                    Notice of Dissolution of Group

Not applicable

Item 10.                  Certifications

Not applicable

Page 7 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:       February 16, 2010

GENERAL ELECTRIC PENSION TRUST
By:  GE Asset Management Incorporated, its Investment Manager

By:  /s/ Daniel L. Furman
Name:  Daniel L. Furman
Title:  Vice President

GE ASSET MANAGEMENT INCORPORATED

By:  /s/ Daniel L. Furman
Name:  Daniel L. Furman
Title:  Vice President

GENERAL ELECTRIC COMPANY

By:   /s/ James W. Ireland III
 Name:  James W. Ireland III
         Title: Vice President

Page 8 of 11 pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 8 Information

Page 9 of 11 pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of Education Management Corporation and further agree to the filing of this agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated:      February 16, 2010

GENERAL ELECTRIC PENSION TRUST
By:  GE Asset Management Incorporated, its Investment Manager

By:  /s/ Daniel L. Furman
Name:  Daniel L. Furman
Title:  Vice President

GE ASSET MANAGEMENT INCORPORATED

By:  /s/ Daniel L. Furman
Name:  Daniel L. Furman
Title:  Vice President

GENERAL ELECTRIC COMPANY

By:  /s/ James W. Ireland III
Name:  James W. Ireland III
Title: Vice President

Page 10 of 11 pages

EXHIBIT 99.2

ITEM 8 INFORMATION

General Electric Pension Trust is a party to a Shareholders Agreement, dated as of October 7, 2009, by and among Education Management Corporation (the “Company”), funds associated with Providence Equity Partners, funds associated with The Goldman Sachs Group, Inc., funds associated with Leeds Equity Partners, funds associated with AlpInvest Partners N.V. and funds associated with Citigroup Private Equity LP and Fisher Lynch Co-Investment Partnership, L.P. and Ontario Teachers’ Pension Plan Board (the “Shareholders Agreement” and all such shareholders, collectively, the “Shareholder Agreement Parties”).

The Shareholders Agreement provides that certain of the funds associated with Providence Equity Partners and certain of the funds associated with The Goldman Sachs Group, Inc. will each have the right to designate up to two of the Company’s directors and certain of the funds associated with Leeds Equity Partners will have the right to designate one of the Company’s directors.  Subject to certain exceptions, the Shareholders Agreement requires all Shareholder Agreement Parties to vote their shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for directors that are designated in accordance with the provisions of the Shareholders Agreement.  The Shareholders Agreement also contains certain provisions regarding transfer restrictions, drag-along rights and tag-along rights with respect the shares of Common Stock owned by the Shareholder Agreement Parties.

The aggregate number of shares of Common Stock beneficially owned collectively by funds associated with The Goldman Sachs Group, Inc., funds associated with Providence Equity Partners and funds associated with Leeds Equity Partners (collectively, the “Significant Holders”), based on available information, is 105,018,466, which represents approximately 73.5% of the outstanding Common Stock, and the aggregate number of shares of Common Stock beneficially owned collectively by the Significant Holders and other parties to the Shareholders Agreement, based on available information, is 117,792,522, which represents approximately 82.5% of the outstanding Common Stock.

The share ownership reported for the Reporting Persons hereunder does not include any shares of Common Stock owned by the other Shareholder Agreement Parties.  Each of the Reporting Persons hereunder disclaims beneficial ownership of any shares of Common Stock owned by the other Shareholder Agreement Parties.

See also Item 4.

Page 11 of 11 pages